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                                                                     EXHIBIT 3.4


                               AMENDMENT TO BYLAWS


                  RESOLVED, that Article III, Section 2 of the By-Laws of the Corporation be deleted and replaced with the following:

                  Section 2. Election and Term. The directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided into three classes, with the term of office of the first class to expire at the Corporation's first annual meeting of stockholders (or action by written consent in lieu thereof) after the annual meeting at which directors are first elected to such classes, the term of office of the second class to expire at the Corporation's second annual meeting of stockholders (or action by written consent in lieu thereof) after the annual meeting at which the directors are first elected to such classes, and the term of office of the third class to expire at the Corporation's third annual meeting of stockholders (or action by written consent in lieu thereof) after the annual meeting at which directors are first elected to such classes. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Except as otherwise provided by law, by the Certificate of Incorporation of the Corporation or by these By-Laws, the directors shall be elected at the annual meeting of the stockholders and the persons receiving a plurality of the votes cast shall be so elected. Subject to his earlier death, resignation or removal as provided in Section 3 of this
                  Article III, each director shall hold office until his successor shall have been elected and shall have qualified.